

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2014

Via E-mail
Iain J. Mackay
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

   Re: HSBC Holdings plc
     Form 20-F for Fiscal Year Ended December 31, 2012
     Filed March 12, 2013
     Form 20-F for Fiscal Year Ended December 31, 2011
     Filed March 7, 2012
     File No. 001-14930

Dear Mr. Mackay:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Stephanie J. Ciboroski

          Stephanie J. Ciboroski
          Senior Assistant Chief Accountant